Exhibit 21.1

The direct and indirect subsidiaries of the Registrant, and their respective states of incorporation or organization, are set forth below:
Subsidiary	Direct or Indirect	State of Incorporation or Organization

Pittsburgh & West Virginia Railroad	Direct	Pennsylvania

PW Salisbury Solar, LLC	Direct	Massachusetts

PW Tulare Solar, LLC	Direct	California

Power REIT Financo LLC	Direct	Delaware

PW Regulus Solar, LLC	Indirect (direct subsidiary of Power REIT Financo LLC)	California